SEAGULL ENERGY CORPORATION
                                      1996
                            EXECUTIVE INCENTIVE PLAN
                     (As revised and approved May 13, 1996)

Background

The 1996 Executive Incentive Plan (the "Incentive Plan") for Seagull Energy Corporation is designed to motivate key employees of the Company to achieve tough, but realistic, performance goals and to reward those employees who perform at or above the expected level. The Incentive Plan defines participants, award opportunities and performance goals for the 1996 performance year. It is, of course, based upon the 1996 Operating Plan (the "Operating Plan") and is designed to maximize performance incentives while allowing for the recognition of individual efforts through a significant discretionary component.


Participation

Approximately 125 key employees are or may become participants in the Incentive Plan. They are officers or individuals whose positions have been valued in the salary structure in and above Grade 12. These are the persons responsible for the annual and longer-term success of the company.


Timing of Payments

Seventy-five percent of any Incentive Plan award is paid to the recipient early in the year following the performance year, and the remaining 25% in the next year. In this case, the performance year is 1996. The award will be determined and the first 75% increment paid in early 1997, and the remaining installment in early 1998. The recipient must be an employee on the payment dates in order to receive any of the respective payments.


Award Opportunities

Annual incentive targets are expressed as a percentage of total salary earned during a given year and can increase to double the targeted amounts or decrease to zero, relative to the achievement of predetermined performance goals and subject to senior management and Board of Director discretion at year-end. The Compensation Committee of the Board reserves the right to modify the performance measures and award levels specified in the objective components of the Incentive Plan if presently unforeseen circumstances should occur during the year which invalidate any of the material assumptions that underlie the Operating Plan, or if, in the opinion of the Compensation Committee, such modifications are required to avoid a result that is inequitable to either the company or the Incentive Plan participants.

Performance Measures

The performance measures for the Incentive Plan are summarized on pages 3-5. Four performance criteria are included with the following weightings:

         Pre-tax cash flow from operations                            25% weight
         Pre-tax cash flow from operations
         to revenue ratio to E&P peers                                25% weight
         Discretionary individual performance assessment              25% weight
         Company stock performance assessment                         25% weight

The first component, pre-tax cash flow from operations ("PCFO"), is defined as earnings before income taxes, plus operating and non-operating depreciation, depletion and amortization, plus pre-tax incentive compensation expense, and is based on actual corporate performance for the year as compared to the Company's Operating Plan projection of PCFO.

The second component compares the ratio of PCFO from E&P to E&P revenue with the same measures for our E&P peers. The definition of PCFO is the same as described above, except incentive compensation expenditures are not added back to the results, and the data is for E&P only. The PCFO and revenue figures will be for the sum of the last four quarters ending September 30 of the performance year.

The third component, discretionary individual performance assessment, will be determined individually and subjectively based on the respective participant's individual job performance.

The fourth component, Company stock performance assessment, will be determined by subjectively comparing the Company's stock price performance to the average stock price performance by a selected group of "peer companies" over three separate time periods. The time periods are:

         year-end 1995 to year-end 1996;
         rolling three-year average from year-end 1993 to year-end 1996; and rolling five-year average from year-end 1991 to year-end 1996.

Each performance component will be measured at year-end independently of the other. At that time, the Chief Executive Officer will recommend specific awards, subject to final approval of each element of the total awards by the Compensation Committee and ultimately the Board of Directors.

Performance Weightings:

         25% on pre-tax cash flow from operations
         25% on pre-tax cash flow from operations to revenue ratio to E&P peers 25% on subjective individual performance assessment
         25% on subjective Company stock performance assessment

I.       Objective Performance Assessment - 50%:

         Pre-Tax Cash Flow from Operations ("PCFO") - 25%

         The performance award will be calculated as follows:


        Column 1                 Column 2                 Column 3                  Column 4
        --------                 --------                 --------                  --------

      Pre-Tax Cash             Percentage of         Percentage of PCFO        Percentage of Total
        Flow From             Operating Plan            Target Award              Target Award
     Operations (1)           Projection (2)             Earned (3)                Earned (3)
     --------------           --------------             ----------                ----------


          97,988                    85                        0                       0.00
         103,752                    90                       25                       6.25
         109,516                    95                       50                       12.50
         115,280                    100                      100                      25.00
         121,044                    105                      110                      27.50
         126,808                    110                      120                      30.00
         132,572                    115                      130                      32.50
         138,336                    120                      140                      35.00
         144,100                    125                      150                      37.50
         149,864                    130                      160                      40.00
         155,628                    135                      170                      42.50
         161,392                    140                      180                      45.00
         167,156                    145                      190                      47.50
         172,920                    150                      200


         (1) Earnings before income taxes plus operating and non-operating depreciation, depletion and amortization and also plus pre-tax incentive compensation expense (dollars in thousands).

         (2) If subsequent events over the course of the performance year invalidate any of the basic assumptions in the Operating Plan, then the original Operating Plan projections will be revised to conform the Operating Plan assumptions to reality. The initial PCFO performance criteria for the Incentive Plan shown in Column 1 will then be adjusted by applying the percentages shown in Column 2 to the revised Operating Plan projection of PCFO.

         (3) If, after the actual PCFO for the performance for the year is determined, it falls within the ranges shown in Column 1, the exact incentive award percentages from Columns 3 and 4 will be calculated by interpolation.

         Pre-Tax Cash Flow from Operations ("PCFO") to revenue ratio to E&P peers - 25%

         Pre-tax cash flow will be defined in the same way as in the other objective measures of the plan (i.e., pre-tax income plus amortization, depreciation and depletion). In order to allow the appropriate performance comparisons to industry peers, only pre-tax cash flow from the E&P segment is considered in the calculation. Further, pre-tax cash flow levels will be expressed as a percent of E&P revenues (which are defined as gross sales less write-offs). The PCFO pre-tax cash flow and revenue figures will be for the sum of the last four quarters ending September 30 of the performance year.

         Performance on the pre-tax cash flow to revenue ratio will be assessed relative to the industry peer group used in the Company's Total Shareholder Return Graph in the proxy statement. As a result, the Company will be measured against other companies that face volatility in the price of energy.

         The performance award will be calculated as follows:


                                          Percentage of PCFO              Percentage of Total
           PCFO Relative                 Against Peers Target                Target Award
           to Peers (1)                      Award Earned                       Earned


     Less than 25th percentile                      0                              0
          40th percentile                          40                             10
          50th percentile                          80                             20
          55th percentile                         100                             25
          60th percentile                         120                             30
          70th percentile                         160                             40
          80th percentile                         200                             50

         (1) Awards for performance between stated levels will be calculated using straight-line interpolation.


II.      Discretionary Performance Assessment - 50%

         Both the discretionary individual performance assessment and the Company stock performance assessment will be determined informally and subjectively.

         25% on the respective participant's individual job performance, based primarily on the extent to which individual and collective goals and
         objectives   established  at  the beginning of the year are achieved.

         25% on the Company's stock price performance based on rolling five-year and three-year averages and year-end 1995 to year-end 1996 comparisons with the average stock price performance by a selected group of "peer companies" over the same three periods. The five-year and three-year comparative calculations will be done on a "total return" basis, weighted for variances in beginning market capitalization and in all respects consistent with the SEC proxy disclosure rules.

         Gatekeeper Performance Level

         For this component, regardless of performance against the peer group, if the five-year stock price performance has not resulted in a positive return, no award will be made.

         At year-end, the Chief Executive Officer will counsel with his direct reports in completing discretionary performance assessments for each participant and recommend specific awards, which will be subject to final approval by the Compensation Committee and ultimately the Board of Directors.

Total Plan Payout Potential

         Maximum potential is 200% (1)
         Target goal is 100% (1)
         Minimum potential is 0% (1)

         (1) Expressed as a percentage of the executive's targeted incentive opportunity as defined in the Incentive Plan.




                           SEAGULL ENERGY CORPORATION
                              PERFORMANCE MEASURES
                      FOR THE 1996 EXECUTIVE INCENTIVE PLAN